Exhibit 4.5

FORM OF GLOBAL NOTE

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

CUSIP No. 53944VAD1
  ISIN No. US53944VAD10
Common Code: 116204827

LLOYDS BANK plc

FLOATING RATE NOTE DUE 2018

  Guaranteed by
LLOYDS BANKING GROUP plc

No. [1]	[$500,000,000]

LLOYDS BANK plc (herein called the “Company,” which term includes any successor person under the Indenture (as defined on the reverse hereof)), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of [$500,000,000 (five hundred million dollars)] on March 16, 2018 or on such earlier date as the principal hereof may become due in accordance with the terms hereof and to pay interest thereon quarterly in arrears on March 16, June 16, September 16 and December 16 of each year, commencing on June 16, 2015, and ending on March 16, 2018 (each, a “Floating Rate Interest Payment Date”). Interest so payable on any Floating Rate Interest Payment Date shall be paid to the holder in whose name this Senior Note is registered on the 15th calendar day immediately preceding the relevant Floating Rate Interest Payment Date.

Any interest which is payable, but is not punctually paid or duly provided for, on any Floating Rate Interest Payment Date is herein called “Default Interest”. Default Interest shall cease to be payable to the registered holder on the relevant Regular Record Date by virtue then of having been such holder, and such Default Interest may be paid by the Company, at its election in each case, as provided in clause (x) or (y) below: (x) the

Company may elect to make payment of any Default Interest to registered holders at the close of business on a Special Record Date (a “Special Record Date”) for the payment of such Default Interest, such Special Record Date to be fixed in accordance with Section 3.07(a) of the Indenture or, (y) the Company may make payment of any Default Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Note may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the trustee of the proposed payment, such manner of payment shall be deemed practicable by the trustee.

Interest shall accrue on this Senior Note from day to day from the date of issuance hereof until the principal amount hereof is paid or made available for payment.

Payment of the principal amount of (and premium, if any), and any interest on, this Senior Note will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.  Such payment shall be made to the holder including through a Paying Agent of the Company outside the United Kingdom for collection by the holder.  If the date for payment of the principal amount hereof (and premium, if any) or interest thereon is not a Business Day, then (subject as provided in the Indenture) such payment shall be made on the next succeeding Business Day with the same force and effect as if made on such date for payment and without any interest or other payment in respect of such delay.

Prior to due presentment of this Senior Note for registration of transfer, the Company, the trustee and any agent of the Company or the trustee may treat the Person in whose name this Senior Note is registered as the owner of such Senior Note for the purpose of receiving payment of principal and interest, if any, on such Senior Note and for all other purposes whatsoever, whether or not such Senior Note be overdue, and neither the Company, the trustee nor any agent of the Company or the trustee shall be affected by notice to the contrary.

Reference is hereby made to the further provisions of this Senior Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the trustee referred to on the reverse hereof by manual signature, this Senior Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

The exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, this Senior Note and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, this Senior Note into shares or other securities or other obligations of the Company or another person, which U.K. bail-in power may be exercised by means of variation of the terms of this Senior Note solely to give effect to the above.  With respect to (i) and (ii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at Maturity), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder (including each beneficial owner) of this Senior Note further acknowledges and agrees that the rights of the holders under this Senior Note are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Company or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

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IN WITNESS WHEREOF, the Company  has caused this Senior Note to be duly executed.

Dated: March 17, 2015

LLOYDS BANK PLC

By:
Name:
Title:

  [2018 Floating Rate Global Note Signature Page]

GUARANTEE OF LLOYDS BANKING GROUP plc

LLOYDS BANKING GROUP plc (herein called the “Guarantor,” which term includes any successor person under the Indenture (as defined on the reverse hereof)) hereby unconditionally guarantees (the “Guarantee”) to each holder of this Senior Note the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to such Senior Note and the due and punctual payment of the sinking fund payments (if any) provided for pursuant to the terms of such Senior Note and any and all amounts under the Indenture (including but not limited to, the fees, expenses and indemnities of the trustee), when and as the same shall become due and payable, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of such Senior Note and of the Indenture. In case of the failure of the Company punctually to pay any such principal, premium, interest, Additional Amounts or sinking fund payment and any and all amounts under the Indenture, (including but not limited to, the fees, expenses and indemnities of the trustee) the Guarantor hereby agrees to pay, or cause any such payment to be made, punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Company in accordance with the terms of such Senior Note and of the Indenture.

Unless otherwise defined herein, all terms used in this Guarantee which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Guarantor  has caused this guarantee to be duly executed.

Dated: March 17, 2015

Executed by LLOYDS BANKING GROUP PLC

By:
Name:
Title:

By:
Name:
Title:

 [2018 Floating Rate Global Note Signature Page]

CERTIFICATE OF AUTHENTICATION

This is one of the  Senior Notes of the series designated herein referred to in the within-mentioned Indenture.

Dated: March [●], 2015

THE BANK OF NEW YORK MELLON, as trustee

By:
Authorized Signatory

[2018 Floating Rate Global Note Signature Page]

[REVERSE OF SECURITY]

This Senior Note is one of a duly authorized issue of securities of the Company (herein called the “Senior Notes”) issued and to be issued in one or more series under a Senior Debt Securities Indenture, dated as of January 21, 2011 (herein called the “Senior Indenture”), among the Company, as issuer, the Guarantor, as guarantor, and The Bank of New York Mellon, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Senior Indenture) as supplemented by the Fourth Supplemental Indenture, dated as of March 17, 2015, among the Company, the Guarantor and the Trustee (the “Fourth Supplemental Indenture”, and, together with the Senior Indenture, the “Indenture”) to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the holders of the Senior Notes and of the terms upon which the Senior Notes are, and are to be, authenticated and delivered.

This Senior Note is one of the series designated on the face hereof, initially limited in aggregate principal amount to [$500,000,000]. The Company may, without the consent of the holders of the Senior Notes, issue additional notes having the same ranking and interest rate, maturity date, redemption terms and other terms as the Senior Notes except for the price to the public, issue date and first interest payment date, provided that such additional notes must be fungible with the outstanding Senior Notes for U.S. federal income tax purposes. Any such Senior Notes, together with this Senior Note, will constitute a single series of securities under the Indenture. The Senior Notes will initially be issued in the form of one or more global Senior Notes (each, a “Global Senior Note”). Except as provided in the Indenture, a Global Senior Note shall not be exchangeable for one or more definitive Senior Notes.

The Senior Notes of this series will constitute unsecured and unsubordinated obligations of the Company and the Guarantor, as described herein, and will rank pari passu without any preference among themselves.

The interest rate for the Senior Notes for the first Floating Rate Interest Period (as defined below) will be LIBOR (as defined below) as determined on March 13, 2015 plus the Spread. The interest rate for each subsequent Floating Rate Interest Period will be LIBOR as determined on the applicable Interest Determination Date (as defined below) plus the Spread, in each case calculated on the basis of a 360-day year and the actual number of days elapsed. The Spread is 52 basis points.

The initial Floating Rate Interest Payment Date (as defined below) will fall on June 16, 2015. Thereafter, interest on the Senior Notes will be paid quarterly in arrears on March 16, June 16, September 16 and December 16 of each year, commencing on June 16, 2015, and ending on March 16, 2018 (each, a “Floating Rate Interest Payment Date”). Interest so payable on any Floating Rate Interest Payment Date shall be paid to the holder in whose name this Senior Note is registered on the 15th calendar day immediately preceding the relevant Floating Rate Interest Payment Date. However, if a Floating Rate Interest Payment Date would fall on a day that is not a Business Day, as defined in the Indenture (each a “Regular Record Date”), other than the interest payment date that is also the date of maturity, the Floating Rate Interest Payment Date will be postponed to the next succeeding day that is a business day and interest thereon will continue to accrue, except that if the business day falls in the next succeeding calendar month, the applicable Floating Rate Interest Payment Date will be the immediately preceding business day. In each such case, except for the Floating Rate Interest Payment Date falling on the maturity date, the Floating Rate Interest Periods and the Interest Reset Dates (as defined below) will be adjusted accordingly to calculate the amount of interest payable on the notes.

The interest rate will be reset on each Floating Rate Interest Payment Date (together with the initial interest reset date, each an “Interest Reset Date”). However, if any Interest Reset Date would otherwise be a day that is not a business day, that Interest Reset Date will be postponed to the next succeeding day that is a business day, except that if the business day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding business day.

Interest will be paid on the Senior Notes to holders of record of each Senior Note in respect of the principal amount thereof as at the 15th calendar day prior to the relevant Floating Rate Interest Payment Date. The first interest period will begin on and include March 16, 2015 and will end on and exclude June 16, 2015. Thereafter, the interest period will be the periods from and including a Floating Rate Interest Payment Date to but excluding the immediately succeeding Floating Rate Interest Payment Date (together with the first interest period, each a “Floating Rate Interest Period”). However, the final Floating Rate Interest Period will be the period from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date to but excluding the Maturity Date.

The calculation agent will determine LIBOR (as defined below) for each Floating Rate Interest Period other than the first Floating Rate Interest Period on the second day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market (a “London Banking Day”) prior to the first day of such Floating Rate Interest Period (an “Interest Determination Date”).

 “LIBOR,” with respect to a Floating Rate Interest Period, shall be the offered rate (expressed as a percentage per annum) for deposits of U.S. dollars having a maturity of three months that appears on the Designated LIBOR Page (as defined below) as of 11:00 a.m., London time.

If no rate appears on the Designated LIBOR Page, LIBOR will be determined for such Interest Determination Date on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by the calculation agent, after consultation with us, for a term of three months and in a Representative Amount. The calculation agent will request that the principal London office of each of such banks provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in the City of New York on such Interest Determination Date by three major banks in New York City, selected by the calculation agent, after consultation with us, for loans in United States dollars to leading European banks, for a term of three months and in a Representative Amount. If at least two such quotations are provided, LIBOR for such Floating Rate Interest Period will be the arithmetic mean of such quotations. If fewer than two quotations are provided, then LIBOR for such Floating Rate Period will be LIBOR in effect with respect to the immediately preceding Floating Rate Interest Period.

“Designated LIBOR Page” means the Reuters Screen LIBOR01 display page, or any successor page, on Reuters or any successor service (or any such other service(s) as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for US dollar deposits).

“Interest Determination Date” for each Floating Rate Interest Period will be the second London Banking Day preceding the first day of such Floating Rate Interest Period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means an amount that in the judgment of the calculation agent is representative for a single transaction in US dollars in such market at such time.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and on the holders of the Senior Notes.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Senior Notes will in no event be higher than the maximum rate permitted by law.

If an Event of Default with respect to the Senior Notes of this series shall have occurred and be continuing, the Trustee or the holder or holders of not less than 25% in aggregate principal amount of the Outstanding Senior Notes of this series may declare the principal amount of, and any accrued interest on, all the Senior Notes to be due and payable immediately, in the manner, with the effect and subject to the conditions provided in the Indenture.

If an Event of Default with respect to the Senior Notes of this series shall have occurred and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of holders of Senior Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted thereon, or to enforce any other proper remedy, including the institution of proceedings in England or Scotland (but not elsewhere) for the winding up of the Company or the Guarantor, respectively.

By acceptance of the Senior Notes of this Series, the holder will be deemed to have waived any right of set-off or counterclaim with respect to such Senior Notes that they might otherwise have against the Company or the Guarantor, whether before or during a winding-up of the Company or the Guarantor.

Amounts to be paid on the Senior Notes of this Series or under the guarantee will be made without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges or fees, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (the “Taxing Jurisdiction”), unless such deduction or withholding is required by law.  If at any time a Taxing Jurisdiction requires the Company or the Guarantor, as the case may be, to make such deduction or withholding, the Company, or the Guarantor, as the case may be, will pay additional amounts with respect to the principal of, and interest and any other payments on, the Senior Notes of this series (“Additional Amounts”) that are necessary in order that the net amounts paid to the holders, after the deduction or withholding, shall equal the amounts which would have been payable on the Senior Notes if the deduction or withholding had not been required. However, this will not apply to any such tax, levy, impost, duty, charge or fee, which would not have been deducted or withheld but for the fact that:

(i) the holder or the beneficial owner of the Senior Note is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or is physically present in, the Taxing Jurisdiction or otherwise has some connection with the Taxing Jurisdiction other than the holding or ownership of a Senior Note, or the collection of any payment of (or in respect of) principal of, or interest or other payments on, any Senior Note or under the guarantee,

(ii) except in the case of winding-up in the United Kingdom, the relevant Senior Note is presented (where presentation is required) for payment in the United Kingdom,

(iii) the relevant Senior Note is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to the Additional Amounts on presenting the same for payment at the close of that 30 day period,

(iv) the holder or the beneficial owner of the relevant Senior Note or the beneficial owner of any payment of (or in respect of) principal of, or interest or other payments on, the Senior Note failed to comply with a request of the Company or its liquidator or guarantor or other authorized person addressed to the holder (x) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (y) to make any declaration or other similar claim to satisfy any requirement, which in the case of (x) or (y), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from all or part of the tax, levy, impost, duty, charge or fee,

(v) the withholding or deduction is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income, or any directive amending, supplementing or replacing such directive, or any law implementing or complying with, or introduced in order to conform to, such directive or directives,

(vi) the Senior Note is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the Senior Note to another paying agent,

(vii) the deduction or withholding is imposed by reason of any agreement with the U.S. Internal Revenue Service in connection with Sections 1471-1474 of the U.S. Internal Revenue Code and the U.S. Treasury regulations thereunder (“FATCA”), any intergovernmental agreement between the United States and the United Kingdom or any other jurisdiction with respect to FATCA, or any law, regulation or other official guidance enacted in any jurisdiction implementing, or relating to, FATCA or any intergovernmental agreement; or

(viii) any combination of clauses (i) through (vii) above,

nor shall Additional Amounts be paid with respect to the principal of, or any interest or other payments on, the Senior Note or under the Guarantee to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner  who would not have been entitled to such Additional Amounts, had it been the holder.

References herein to the payment of the principal of or interest or other payments on any Senior Note shall be deemed to include mention of the payment of Additional Amounts provided for in the foregoing paragraph to the extent that, in such context, Additional Amounts are, were or would be payable under the foregoing provisions.

The Senior Notes of this series are redeemable, as a whole but not in part, at the option of the Company or the Guarantor, on not less than 30 nor more than 60 days’ notice, on any Floating Rate Interest Payment Date, at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest, in respect of the Senior Notes to the date fixed for redemption, if, at any time, the Company or, if applicable, the Guarantor shall determine that as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the application or interpretation of such laws or regulations (including a decision of any court or tribunal) which change or amendment becomes effective on or after March 17, 2015:

(a) in making payment under the Senior Notes the Company (or, if applicable, the Guarantor) has or will or would on the next Floating Rate Interest Payment Date become obligated to pay Additional Amounts;

(b) the payment of interest on the next Floating Rate Interest Payment Date in respect of any of the Senior Notes would be treated as a “distribution” within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being); or

(c) on the next Floating Rate Interest Payment Date the Company (or, if applicable, the Guarantor) would not be entitled to claim a deduction in respect of such payment of interest in computing its United Kingdom taxation liabilities (or the value of such deduction to the Company would be materially reduced).

In any case where the Company (or, if applicable, the Guarantor) shall determine that as a result of any change in the official application or interpretation of any laws or regulations it is entitled to redeem the Senior Notes of this series, the Company  (or, if applicable, the Guarantor) shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent United Kingdom counsel of recognized standing (selected by the Company or, if applicable, the Guarantor) in a form satisfactory to the Trustee confirming that the relevant change in the official application or interpretation of such laws or regulations has occurred and that the Company (or, if applicable, the Guarantor) is entitled to exercise its right of redemption.

If the Company (or, if applicable, the Guarantor) elects to redeem the Senior Notes of this series, the Senior Notes will cease to accrue interest from the date of redemption, provided the redemption price has been paid in accordance with the Indenture.

Upon payment of (i) the amount of principal (and premium, if any) so declared due and payable and (ii) accrued and unpaid interest, all of the Company’s (or, if applicable, the Guarantor’s) obligations in respect of the payment of the principal of (and premium, if any), and accrued and unpaid interest on, the Senior Notes of this series shall terminate.

By purchasing the Senior Notes, each holder (including each beneficial owner) of the Senior Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of the Company or another person, which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the above. Each holder (including each beneficial owner) of the Senior Notes further acknowledges and agrees that the rights of the holders under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

By purchasing the Senior Notes each holder (including each beneficial owner) of the Senior Notes:

(i) acknowledges and agrees that the exercise of the U.K. bail-in power by the relevant U.K. resolution authority in respect of the Senior Notes shall not give rise to a default or an Event of Default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act;

(ii) to the extent permitted by the Trust Indenture Act, waives any and all claims against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect to the Senior Notes; and

(iii) acknowledges and agrees that, upon the exercise of any U.K. bail-in power by the relevant U.K. resolution authority, (a) the Trustee shall not be required to take any further directions from holders of the Senior Notes under Section 5.12 of the Senior Indenture, and (b) neither the Senior Indenture nor the Fourth Supplemental Indenture shall impose any duties upon the Trustee whatsoever with respect to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.  Notwithstanding the foregoing, if, following the completion of the exercise of the U.K. bail-in power by the relevant U.K. resolution authority, the Senior Notes remain outstanding (for example, if the exercise of the U.K. bail-in power results in only a partial write-down of the principal of the Senior Notes), then the Trustee’s duties under the Indenture shall remain applicable with respect to the Senior Notes following such completion to the extent that the Company and the Trustee shall agree pursuant to a supplemental indenture or an amendment to the Fourth Supplemental Indenture.

By purchasing the Senior Notes, each holder (including each beneficial owner) that acquires its Senior Notes in the secondary market shall be deemed to acknowledge and agree to be bound by and consent to the same provisions specified in the Indenture to the same extent as the holders and beneficial owners of the Senior Notes that acquire the Senior Notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Senior Notes related to the U.K. bail-in power.

By its purchase of the Senior Notes, each holder and beneficial owner shall be deemed to have (i) consented to the exercise of any U.K. bail-in power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to the Senior Notes and (ii) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such Senior Notes to take any and all necessary action, if required, to implement the exercise of any U.K. bail-in power with respect to the Senior Notes as it may be imposed, without any further action or direction on the part of such holder or beneficial owner.

No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by the Company under the laws and regulations of the United Kingdom and the European Union applicable to the Company and the Group.

Upon the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect to the Senior Notes, the Company shall provide a written notice to DTC as soon as practicable regarding such exercise of the U.K. bail-in power for purposes of notifying holders of such occurrence. The Company shall also deliver a copy of such notice to the Trustee for information purposes.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the holders of the Senior Notes of each series to be affected thereby by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the Senior Notes at the time outstanding of each such series.  The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the outstanding Senior Notes of each series, on behalf of the holders of all Senior Notes of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the holder of this Senior Note shall be conclusive and binding upon such holder and upon all future holders of this Senior Note and of any Senior Note issued in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Senior Note.

No reference herein to the Indenture and no provision of this Senior Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay, if and when due and payable, the principal of (and premium, if any) and interest on, this Senior Note at the times, place and rate, and in the coin or currency, herein prescribed.

As set forth in, and subject to, the provisions of the Indenture, no holder of any Senior Note of this series will have the right to institute any proceeding with respect to the Indenture, this Senior Note or any remedy thereunder; provided, however, that such limitations do not apply to a suit instituted by the holder hereof for the enforcement of payment of the principal or interest as and when the same shall have become due and payable in accordance with the terms hereof and the Indenture.

No reference herein to the Indenture and no provision of this Senior Note or of the Indenture shall alter or impair the right of the holder of this Senior Note, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and interest on, this Senior Note when due and payable in accordance with the provisions of this Senior Note and the Indenture.

This Senior Note will be governed by the laws of the State of New York.

Unless otherwise defined herein, all terms used in this Senior Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.